

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

October 2, 2019

Shachar Daniel
Chief Executive Officer
Safe-T Group Ltd.
8 Abba Eban Ave.
Herzliya, 4672526 Israel

   **Re: Safe-T Group Ltd.
     Registration Statement on Form F-1
     Filed September 27, 2019
     File No. 333-233976**

Dear Mr. Daniel:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

           Sincerely,

           Division of Corporation Finance
           CF Office of Technology

cc: David Huberman, Esq.